Exhibit (a)(1)(H)

UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF OHIO

EASTERN DIVISION

STATE AUTO FINANCIAL ACQUISITION CORP.	:
980 North Michigan Avenue, Chicago, Illinois 60611	:
:
and	:
:
GREGORY M. SHEPARD,	:
15 Country Club Place, Bloomington, IL 61701	:
:
Plaintiffs,	:
:
v.	:	CASE NO.
:
ROBERT HARLON MOONE	:
9050 Robinhood Circle, Westerville, Ohio 43082	:
:
STATE AUTO FINANCIAL CORPORATION	:
518 E. Broad Street Columbus, Ohio 43215	:
:
STATE AUTOMOBILE MUTUAL INSURANCE	:
COMPANY	:
518 E. Broad Street, Columbus, Ohio 43215	:
:
JOHN R. LOWTHER	:
2399 Bexley Park Road, Columbus, Ohio 43209	:
:
PAUL W. HUESMAN	:
7357 Colerain Avenue, Cincinnati, Ohio 45239	:
:
DAVID J. D’ANTONI	:
6252 Little Minch Ct., Dublin, Ohio 43017	:
:
WILLIAM J. LHOTA	:
838 Cambridge Court, Worthington, Ohio 43085	:
:
URLIN G. HARRIS, JR.	:
1561 Slade Avenue, Columbus, Ohio 43235	:
:
S. ELAINE ROBERTS	:
1440 N. James Road, Columbus, Ohio 43219	:
:
RICHARD K. SMITH	:
1420 Noe Bixby Road, Columbus, OH 43232	:
:
RAMON L. HUMKE	:
7624 William Penn Drive, Indianapolis, IN 46256	:
:
STEVEN J. JOHNSTON	:
359 Darbyview Drive, West Jefferson, Ohio 43162	:

MARION D. HOUK	:
235 11th Avenue, Columbus, Ohio 43201	:
:
DENNIS R. BLANK	:
9097 Oakwood Place, Westerville, Ohio 43082	:
:
JAMES E. KUNK	:
7298 Rosegate Place, Dublin, Ohio 43017	:
:
PAUL J. OTTE	:
5672 Lynx Drive, Westerville, Ohio 43081	:
:
and	:
:
MARSHA P. RYAN	:
3888 James River Rd., New Albany, Ohio 43054	:
:
Defendants.	:

COMPLAINT

Plaintiffs State Auto Financial Acquisition Corp. (“Purchaser”) and Gregory M. Shepard (“Shepard”), by their attorneys, for their complaint against Defendants Robert Harlon Moone (“Moone”), State Auto Financial Corporation (the “Company”), State Automobile Mutual Insurance Company (“SAM”), John R. Lowther (“Lowther”), Paul W. Huesman (“Huesman”), David J. D’Antoni (“D’Antoni”), William J. Lhota (“Lhota”), Urlin G. Harris, Jr. (“Harris”), S. Elaine Roberts (“Roberts”), Richard K. Smith (“Smith”), Ramon L. Humke (“Humke”), Steven J. Johnston (“Johnston”), Marion D. Houk (“Houk”), Dennis R. Blank (“Blank”), James E. Kunk (“Kunk”) Paul J. Otte (“Otte”) and Marsha P. Ryan (“Ryan”), state as follows:

Summary Of This Action

1. Plaintiffs bring this action to prevent defendants from improperly interfering with Purchaser’s tender offer for 8 million shares of the outstanding common stock of the Company for $32.00 per share in cash (the “Tender Offer”), which represents a 68% premium over the $19.10 per share market price of the Company’s common shares on May 28, 2003, the day before Shepard made his first negotiation proposal directly to the Company.

2. Over the past eight months, the Company’s entrenched directors, under the control of the Company’s dominant majority shareholder (SAM), have repeatedly rebuffed Shepard’s proposals to enhance the value of the Company stock held by the Company’s minority shareholders. The Company’s and SAM’s directors—led by Robert Moone, the President, CEO, and Chairman of both companies—have engaged in a concerted course of conduct to maintain and entrench their control over the Company at the expense of those minority shareholders. In response to proposals by Shepard to enhance shareholder value, they have launched an aggressive and vituperative campaign to disparage Shepard at every opportunity. They have issued press releases and other public communications replete with derogatory, inflammatory and misleading statements challenging Purchaser’s ability to consummate its share purchase and questioning Shepard’s plans for the Company. These mean-spirited statements have been designed to turn the Company’s minority shareholders against Shepard and his proposals even though, under each of those proposals, the shares owned by the minority shareholders (other than Shepard) would be purchased at a substantial premium over the highest market price ever reached by that stock since the Company’s initial public offering in 1991 (as adjusted for various intervening stock splits).

3. Additionally, several SAM directors—including at least three who are also officers and directors of the Company, and another (Humke) who has been an adversary of Shepard in prior litigation related to the Company—are believed to be instrumental in SAM’s opposition to the Tender Offer because of their own self-interest and a vindictive bias against Shepard because of his prior efforts to increase shareholder value in one of the Company’s affiliates.

4. Based on SAM’s and the Company’s course of conduct to date, plaintiffs have reason to believe that the Company will oppose Shepard’s Tender Offer. SAM and the Company—through the individual director defendants—have stonewalled proposals by Shepard for negotiations involving various forms of transactions that would have resulted in a buy-out of the minority interest in the Company at a substantial premium. In breach of their fiduciary duties, those directors refused even to discuss Shepard’s prior proposals with him. They have gone out of their way to demean Shepard and malign his proposals in the public media. Defendants’ long track record of abject hostility toward Shepard makes it overwhelmingly probable that the defendants will continue to “poison the well” with untrue, misleading, unfair, disparaging and pejorative statements about Shepard and the Tender Offer in an effort to persuade the Company’s minority shareholders to forego the opportunity to cash out their investments in the Company’s stock at a profit.

5. Shepard’s concern that the Company, SAM, and their respective directors will act in a manner contrary to the interests of the Company’s public and minority stockholders is exacerbated by the Company’s concealment of its issuance of $15 million in debt securities. On May 22, 2003, the Company caused STFC Capital Trust I (“Capital Trust”), one of its wholly-owned subsidiaries, to issue capital securities to a third party, and the Company simultaneously issued $15,464,000 in subordinated debentures to Capital Trust, thereby effectively guarantying the obligations incurred by its subsidiary through the issuance of the capital securities. The net effect of this transaction was the incurrence by the Company of approximately $15.46 million in additional debt. Moreover, under certain circumstances, the obligations incurred by the Company under the subordinated debentures could preclude the Company from paying dividends to its stockholders. Although the Company has made multiple Form 8-K (current report) filings with the Securities and Exchange Commission (“SEC”) in connection with its opposition to Shepard’s prior proposals—in which it unfairly and incorrectly castigated Shepard’s proposals as “debt-laden” transactions, the Company (through the defendant Company directors) deliberately concealed the existence of this transaction until August 12, 2003, when the Company filed with the SEC its quarterly report (Form 10-Q) for the Second Quarter of 2003.

6. Thus, for months during which the Company and SAM were, through their directors, mischaracterizing Shepard’s proposals as “debt laden” transactions, they hid the fact that the Company had borrowed $15 million. The duplicity displayed by defendants in doing so creates a significant probability that the defendants will, unless enjoined, seek to deceive the investing public about the present tender offer.

7. Purchaser and Shepard therefore seek this Court’s assistance in maintaining a fair and level playing field with respect to consideration of the Tender Offer by the Company’s minority shareholders, so that those shareholders are able to give unbiased, dispassionate consideration to whether the Tender Offer is in their own best interests instead of being subjected to a barrage of “disinformation” publicity from defendants that is designed to serve the individual director defendants’ best interests. Accordingly, plaintiffs seek preliminary and permanent injunctive relief to prevent: (a) the Company and its individual director defendants from issuing false, misleading and disparaging statements about the Tender Offer or Shepard; (b) the Company and its individual director defendants from using corporate funds to oppose the Tender Offer and thereby maintain those directors’ entrenched management and control of the Company at the expense of the minority shareholders; and (c) SAM and its individual directors from interfering with the Tender Offer and otherwise oppressing the Company’s minority shareholders through SAM’s majority ownership of the Company.

8. In addition, in view of the defendant-directors’ past breaches of their fiduciary duties, plaintiffs seek preliminary and permanent injunctive relief requiring that the Company and SAM engage the services of independent financial and legal advisors who have no prior relationship with either the Company or SAM, and who therefore are capable of providing the Boards of SAM and the Company with truly independent advice.

The Parties

9. Plaintiff Purchaser is an Illinois corporation with its principal place of business in Chicago, Illinois. Purchaser is wholly-owned by Plaintiff Shepard and was formed solely for the purpose of making the Tender Offer.

10. Plaintiff Shepard is a citizen of the State of Illinois and resides in Bloomington, Illinois. For the past 22 years, Shepard has been occupied principally in various management positions within the property and casualty insurance industry. His family has been actively involved in running insurance companies and underwriting insurance for four generations. Shepard is currently the Chairman and President of American Union Insurance Company. He is the sole owner of all of the outstanding shares of Purchaser, as well as Purchaser’s President and the Chairman of its Board of Directors. He also currently owns 2,000,000 shares of the Company and is the Company’s largest independent individual shareholder.

11. The Company is a publicly-traded corporation organized under the laws of the State of Ohio with its principal place of business in Columbus, Ohio. It operates as a holding company and is currently the sole owner of six subsidiary corporations, all of which engage primarily in the property and casualty insurance business. Approximately sixty-seven percent (67%) of the Company’s shares are owned by Defendant SAM.

12. Defendant Moone is the President, CEO and Chairman of both SAM and the Company. In view of his dual role as the chief executive of both of the defendant entities, Moone is the principal decision-maker with respect to both of those entities.

13. SAM is a mutual property and casualty insurance company organized under the laws of the State of Ohio with its principal place of business in Columbus, Ohio. It currently owns sixty-seven percent (67%) of the Company and, on information and belief, exerts total management control over the Company by means of, among other things, several overlapping directorships.

14. Defendants Moone, Harris, Lowther, D’Antoni, Huesman, Lhota, Roberts and Smith are directors of the Company. Moone and Lowther are also officers of the Company. On information and belief they are currently all citizens and residents of the State of Ohio. (These defendants may sometimes hereafter be referred to collectively as the “Company Directors”).

15. Defendants Moone, Harris, Lowther, Blank, Houk, Humke, Johnston, Kunk, Otte and Ryan are directors of SAM. Moone and Lowther are also officers of SAM. On information and belief they are currently all citizens and residents of the State of Ohio. (These defendants may sometimes hereafter be referred to collectively as the “SAM Directors”).

Jurisdiction And Venue

16. This court has subject matter jurisdiction over this action pursuant to 28 U.S.C. §§1331 and 1337 because this action arises under Section 14(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78n(a). Furthermore, this court has supplemental jurisdiction over plaintiffs’ state law claims pursuant to 28 U.S.C. § 1367. Alternatively, this court has subject matter jurisdiction over this dispute pursuant to 28 U.S.C. § 1332(a) because there is complete diversity of citizenship between plaintiffs and defendants and the amount in controversy exceeds $75,000.00 exclusive of interest and costs.

17. Venue is proper in this district pursuant to 28 U.S.C. §1391(a) because one or more of the defendants reside in this district, and because a substantial part of the events or omissions giving rise to plaintiffs’ claims occurred in this district.

Shepard’s Acquisition Of Stock In The Company

18. Shepard’s interest in the Company arose in connection with the Company’s purchase of Meridian Insurance Group, Inc. (“Meridian”) in June, 2001. Meridian agreed to be acquired by SAM in response to a tender offer for Meridian’s stock by Shepard.

19. Among the allegations in the litigation that ensued in connection with the Company’s acquisition of Meridian was that Meridian falsely represented the terms of Shepard’s tender offer to its shareholders, including the sufficiency of Shepard’s financial ability to purchase the shares according to his offer. Among the parties adverse to Shepard in that litigation was Defendant Humke, who, on information and belief, was instrumental in Meridian’s repeated refusals to meet with Shepard to discuss his proposed transaction and who were responsible for some or all of the misrepresentations made by Meridian. Shepard’s claims against Meridian and its directors remain pending.

20. By the end of 2002, Shepard had acquired approximately 2,000,000 shares of the Company’s 39.2 million shares (26.3 million of which are owned by SAM). Shepard’s acquisition of his shares in the Company made him the owner of approximately 5.1% of the Company’s common stock, and thereby subjected Shepard to the informational filing requirements of §13(d) the Securities Exchange Act of 1934 (15 U.S.C. §78m(d)) and SEC rules promulgated thereunder, including the requirement that Shepard file Schedule 13D statements with the SEC, and that he amend those filings to reflect subsequent developments pertaining to his ownership of Company stock and/or any plans or proposals formulated by him for the Company. In his Schedule 13D filing made on or about December 12, 2002, Shepard explained that he had acquired stock in the Company “because he believes their true value exceeds their current market price.” As of December 11, 2002, the market price of the Company’s common stock was $13.13 per share.

Shepard’s Effort To Obtain Appointment Of An Independent Directors’ Committee

To Explore Strategic Alternatives To Maximize The Value Of The Company’s Stock

21. Shepard initially sought cooperation from the directors of both SAM and the Company to enhance the value of the Company’s publicly-traded stock. He proposed a non-binding resolution that he desired to have acted upon at the Company’s annual meeting, scheduled for May 23, 2003, which provided for the appointment of a committee of independent directors with authorization and direction to explore strategic alternatives to maximize shareholder value. A copy of that resolution is attached hereto as Exhibit 1.

22. Although a special committee of the Company’s board of directors recommended that Shepard’s proposal was to be included in the Company’s proxy statement for the May 23, 2003 annual meeting, Shepard was advised that the Company Directors had rejected that recommendation. because SAM had indicated that it would vote its 67% share interest against such a resolution, thereby ensuring that the resolution would be defeated. As a result, Shepard withdrew the proposed resolution from consideration.

23. On information and belief, the recommendation by the special committee of the Company’s board of directors to include Shepard’s proposed resolution in the Company’s proxy statement was orchestrated with the understanding that SAM would act to block Shepard’s proposal. SAM had no rational basis for its opposition to Shepard’s proposal because an enhancement of the value of the Company’s stock would redound to SAM’s benefit as the owner of 67% of that stock. The true reason for the Company’s and SAM’s opposition to Shepard’s proposed shareholder resolution was to entrench the Company’s management and directors in their positions, notwithstanding the substandard performance of the Company’s stock in the open market.

Shepard’s May 29, 2003 Proposal, And The Failure Of SAM

And The Company To Evaluate And Consider That Proposal

24. In the wake of the Company’s opposition to his shareholder resolution proposal, Shepard then approached the Company directly. In a May 29, 2003 letter to Moone, Shepard proposed that Mid-West Mutual

Insurance Company (“Mid-West”), an Ohio mutual property and casualty insurance company in formation that he would control, would negotiate a transaction with SAM and the Company by which, subject to successful formation and regulatory approval of Mid-West and completion of customary due diligence by Mid-West and its financing sources, SAM would first merge with Mid-West so that SAM would emerge as the surviving entity. Under Shepard’s May 29, 2003 proposal, SAM and a wholly-owned to-be-formed Ohio acquisition corporation would then immediately commence a tender offer for the Company’s 10,896,332 public shares (other than Shepard’s shares as of March 31, 2003) for $27.50 per share. If this transaction was consummated, the minority stockholders of the Company other than Shepard would have received a significant premium for their shares. Shepard’s May 29, 2003 letter also included a May 29, 2003 letter from Jefferies & Company, Inc. (“Jefferies”), an investment banking firm, stating that Jeffries was highly confident that it could arrange financing to fund the transaction proposed by Shepard. A copy of Shepard’s May 29, 2003 letter is attached hereto as Exhibit 2.

25. On Friday, May 30, 2003, the very next day after Shepard submitted his letter to Moone, SAM issued a press release in which it (through Lowther, who is an officer and director of both SAM and the Company) criticized Shepard’s proposal on the basis that it would ostensibly be financed entirely with SAM’s resources; that “[n]o additional resources or financial strength would be brought to [SAM]”; and that the transaction would not “expand [SAM’s] insurance markets or business opportunites.” SAM also branded the proposal as a “debt-laden transaction [that] could be expected to reduce [SAM’s] financial surplus.” A copy of that press release is attached hereto as Exhibit 3.

26.    The statement that Shepard was proposing a “debt-laden transaction” that “could be expected to reduce [SAM’s] financial surplus” was either deliberately false or recklessly misleading. Under Ohio law, surplus can be injected into a mutual insurance company, such as SAM, only through the issuance of surplus notes. Under Ohio Insurance Code §3901.72, such surplus notes “shall not be a liability or claim against the insurance company and shall be repaid only out of the surplus earnings of such insurance company.” Unless authorization is received from the Superintendent of Insurance, no part of the principal or interest of the surplus notes is to be repaid “until the surplus of the insurance company remaining after such repayment is equal in amount to the principal of the money so advanced.” Id. Surplus notes are defined by the National Association of Insurance Commissioners and the Ohio Insurance Code as surplus rather than as debt.

27.    Notwithstanding the immediate and erroneous hostile reaction by SAM to Shepard’s May 29, 2003 proposal, SAM’s May 30, 2003 press release nevertheless represented that SAM “will continue its examination of the proposal, which will be considered as required by law by the [SAM] Board at a special meeting expected to be held next week [i.e., the week of June 3 to 7, 2003].” Accordingly, on Monday, June 3, 2003, Shepard again wrote to Moone, reiterating his desire to meet with the SAM and the Company boards of directors for the purpose of explaining why his proposal was in the best interests of the Company’s shareholders. A copy of that letter is attached hereto as Exhibit 4. Shepard noted SAM’s statement that a meeting of a special committee of the SAM Board was to be held, and stated his assumption that in view of the differing interests of SAM and the Company, a special committee of the Company’s board would also be assembled to address Shepard’s May 29, 2003 proposal. Shepard also encouraged SAM and the Company to utilize the assistance of independent financial and legal advisors, and he requested that if his proposal was rejected, SAM and the Company make available reports from their respective special committees reflecting the basis for that rejection.

28.    Moone responded to Shepard in a letter dated June 4, 2003, a copy of which is attached hereto as Exhibit 5. In that letter, he stated that “management’s preliminary analysis of the [May 29, 2003] proposal raises several obvious concerns…”. Moone reiterated the positions taken in SAM’s May 30, 2003 press release: that Shepard’s proposal would ostensibly be financed entirely with SAM’s resources, and that “[n]o additional resources or financial strength would be brought” to SAM. Once again, Shepard’s May 29, 2003 proposal was disparaged on the inaccurate basis that it was a “debt-laden transaction” that “could be expected to reduce State Auto’s financial surplus,” and which “does not expand State Auto’s insurance markets or business opportunities.” Despite Moone’s position as the Company’s President and Chairman of its board of directors, Moone’s letter did not reflect any consideration of the interests of the Company’s minority stockholders; and it implicitly rejected Shepard’s request that he be permitted to meet with the SAM and Company boards to explain the merits of his proposal. Instead, Moone’s letter cryptically stated: “Following the Special Committee’s evaluation, you will be notified if further discussion is appropriate.”

29.    Shepard replied to Moone’s June 4, 2003 letter in a letter dated June 5, 2003, a copy of which is attached hereto as Exhibit 6. Shepard reiterated his desire to meet with the special committee of independent directors to explain his business plan strategies, and he asked to be informed of the identity of the SAM board members who served as its ostensibly independent committee. He also asked when the committee’s report would be forthcoming and when it would be provided to Shepard, and whether a similar committee of the Company’s Board had been formed.

30.    The next day, Moone—this time wearing the hat of CEO and Chairman of the Board of the Company—informed Shepard that the Company would not give meaningful consideration to Shepard’s May 29, 2003 offer. In a June 6, 2003 letter to Shepard, Moone stated that

At a meeting today, State Auto Financial Corporation’s Board of Directors considered your communications of May 29 and June 3 and related materials. Your proposal, by its terms, depends on actions by other parties which have not been taken and which are beyond State Auto Financial’s legal authority. Based on this and other factors, the Board decided it would not be necessary or appropriate to take action at this time.

If future developments result in a change in this position, you will be notified.

A copy of that letter is attached hereto as Exhibit 7. In other words, the Company determined that Shepard’s May 29, 2003 proposal required affirmative action by SAM in order to be effectuated, and the Company Directors chose to yield to the will of SAM, its dominant, controlling stockholder, rather than to make an independent determination of the merits of Shepard’s proposal.

Shepard’s Revised June 13 And June 23, 2003 Proposals, And Their Summary

Rejection By SAM And The Company Without Due Or Adequate Consideration

31. In an effort to overcome the roadblocks and obstacles created by SAM and Company’s Boards to consideration of a proposal to enhance the value of the Company’s stock, Shepard presented a revised proposal on June 13, 2003, which was communicated in a letter of that same date to both SAM’s and the Company’s boards of directors. A copy of that proposal is attached hereto as Exhibit 8. In that letter, Shepard stressed that “As the largest non-affiliated public stockholder of the Company, with 2 million shares, I want our Company to enhance—not ignore—value for investors.” Shepard stated that although he was disappointed in SAM’s and the Company’s response to his prior proposal, he remained “hopeful that we can bridge the differences.” Accordingly, Shepard’s new proposal allowed SAM to remain intact without merging with a newly-formed Shepard entity. Instead, Shepard offered to negotiate a transaction with SAM and the Company under which he would consider injecting equity into the Company through the purchase of Class A Preferred Stock, although Shepard reiterated that he still preferred to finance the transaction with surplus notes. Upon completion of the financing, the Company and a wholly owned to-be-formed Ohio acquisition corporation would then immediately commence a tender offer for the Company’s 10,896,332 public shares (other than Shepard’s 2 million shares) for $29.00 per share. Shepard would agree not to tender his shares in that tender offer and instead would exchange his 2 million common shares for $58 million of Class B Preferred Stock without maturity, redemption or cash dividend requirements. The Company would make every effort to cash out all of its outstanding stock options at $29.00 per share. Finally, Shepard informed SAM and the Company that any transaction that they might negotiate would be conditioned on Shepard’s nominees representing a majority of the boards of directors of the Company, SAM, and the insurance subsidiaries and affiliates.

32.    Shepard’s June 13, 2003 letter also sought information from SAM and the Company concerning whether any meetings of the committee of independent directors had, in fact, occurred, and copies of any minutes referencing the consideration by the SAM and the Company boards regarding his May 29, 2003 proposal. Shepard reiterated his standing request and availability to meet with the SAM and Company Boards to explain his proposals.

33.    Once again, Shepard’s revised proposal was immediately denounced by SAM and the Company. In a June 13, 2003 letter to Shepard, Moone (this time purporting to act in his capacity as CEO of the Company) stated that “Although in my view your plan continues to suffer from substantially the same defects noted in my last letter, we have forwarded your communication to the State Auto Special Committee for consideration as part of its continuing process.” A copy of that letter is attached hereto as Exhibit 9. Moone’s letter completely ignored Shepard’s stated willingness to discuss interjection of additional equity into the transaction.

34.    Shepard heard nothing from SAM or the Company for the next 10 days. Accordingly, on June 23, 2003, he again wrote the directors of both SAM and the Company, stating:

I have carefully read your letters of June 4, 2003, June 6, 2003 and June 13, 2003. As the largest non-affiliated public stockholder of the Company, with 2 million shares, I am, again, disappointed by your intransigence to enter into a dialogue to enhance shareholder value. In an effort to reach an acceptable proposal, on May 29th, I proposed injecting surplus directly into State Auto, following a merger with a mutual-in-formation (Mid-West). State Auto, as the surviving company of the merger, would then have immediately commenced a tender offer for the Company’s 10,896,332 public shares (other than my shares as of March 31, 2003) for $27.50 per share. I would have exchanged my 2,000,000 Common Shares for $55 million of Company preferred stock without maturity or cash dividend requirements. The Company would have cashed out its outstanding stock options at $27.50 per share.

Your June 4th letter stated that my proposal lacked apparent business benefits because: 1. The proposed merger would be with a yet-to-be formed mutual insurance company; 2. State Auto would be required to borrow $400 million to complete the transaction; 3. No additional financial strength would have been brought to State Auto; and 4. The proposed transaction did not expand State Auto’s insurance markets or business opportunities. Your June 4th letter stated that an independent committee of State Auto had been created, but you have not named them or provided any minutes of their deliberations, despite my requests to receive them. Your June 6th letter states that the Board of the Company met, but again I have not received minutes of that meeting. In this era of enhanced corporate governance, it’s a very serious issue when the single largest unaffiliated stockholder cannot see the minutes of meetings of his Board, who are supposed to be the guardians of stockholder value.

On June 13th, in an effort to respond to your issues, I revised my proposal to eliminate the mutual merger and the surplus notes, and instead I proposed injecting additional capital through Company preferred stock. I also increased the price from $27.50 to $29.00 per share. According to “Insurance Mergers and Acquisitions”, dated 6/17/03 (“IMA”), my $29.00 per share offer is “fairly rich”, and carries a price/book ratio of 234.6%, a price/earnings ratio of 25.7x, and a price/operating earnings ratio of 29.3x. According to IMA, based on announced offers involving auto insurance since 2000, the average price/book was 93.1%, the average price/earnings was 8.3x, and the average price/operating earnings was 8.6x. I trust the special committees of both State Auto and the Company very carefully considered my proposed offer from the standpoint of value to the shareholders.

Your June 13th letter back to me stated that in your view my plan continues to “use State Auto’s own assets” to accomplish my tender offer. I have tried to explain to you how under the Ohio Insurance Code my proposed financing would have been booked as surplus, not debt.

In a further effort to address your issues, I now propose that State Auto, the Company and myself negotiate a transaction whereby, subject to completion of customary due diligence, I would commence a tender offer for 8,000,000 of the Company’s 10,896,332 public shares (other than my shares as of March 31, 2003) for $30.00 per share. I would agree not to tender my shares in the public tender offer, and State Auto, and all directors and executive officers of State Auto and the Company, would also agree not to tender any shares.

Our financing would not involve the incurrence of any debt by State Auto, the Company or their subsidiaries or affiliates. The Company would not cash out its outstanding stock options. Any transaction we might negotiate would be conditioned on my nominees representing a majority of the boards of directors of the Company, State Auto and its insurance subsidiaries and affiliates.

The many business benefits of this proposal are obvious and are responsive to the points raised in your June 4th letter. Not only is the current State Auto/Company structure preserved, but State Auto’s 26.3 million Common Shares could be expected to rise in value significantly above their March 31, 2003 close of $16.90; perhaps increasing State Auto’s financial strength by more than $200 million. My proposal provides those stockholders who now desire to sell their shares an extraordinary opportunity to do so. The remaining shareholders can rest assured that I am committed to enhancing—not ignoring—value for investors.

I would like your boards to tell me and the other shareholders in detail if you think this proposal is unfair from a financial point of view. If you do not think it’s fair, I insist on meeting with the boards of State Auto and the Company and their respective financial representatives to find out why on earth you believe that to be the case.

I hope for your sake you are being properly advised and that you are not merely entrenching yourselves in management positions, as that would be legally actionable. I repeat my demand for all minutes of the Boards of Directors of State Auto and the Company and their special independent committees that deliberated my proposals since May 29, 2003. I repeat my demand to know the identities of the special independent committees of both Boards, as well as their independent financial advisors. Please contact me so we may begin negotiations before June 30, 2003.”

A copy of this letter is attached hereto as Exhibit 10.

35.    SAM and the Company ignored the substance of Shepard’s June 23, 2003 letter and, instead, issued a press release on June 29, 2003 headlined: “State Auto Mutual Special Committee Recommends Against Discussions with Shepard.” That press release summarily recounted that: (a) Shepard’s proposals were impractical, and purportedly followed a pattern previously used by Shepard “in which he makes impractical proposals, and accompanies them by wide publicity in an attempt to pressure the target company into a transaction for short term gain”; (b) “Shepard’s proposals provide no additional resources or insurance business opportunities to State Auto Mutual; and (c) the special committee saw “no apparent benefit to State Auto Mutual or its constituencies to be derived from engaging in discussions with Shepard.” A copy of that press release is attached hereto as Exhibit 11.

36.    That press release reveals that, in essence, a special committee of the SAM Board stated that SAM had unilaterally elected to block discussions with Shepard which might have provided the Company’s minority shareholders—other that Shepard himself, who would not tender his shares—with a substantial premium for their Company stock over its prevailing market price. The statement in SAM’s June 29, 2003 press release that the SAM special committee saw no apparent benefit “to SAM or its constituencies” reveals that SAM either did not recognize, or callously chose to ignore, the duties and obligations it owed, as the controlling majority stockholder of the Company, to the Company’s minority stockholders. Moreover, by refusing even to meet with Shepard, the SAM special committee made a determination that Shepard’s proposals were “impractical” without even affording Shepard an opportunity to explain to that committee the practicality of his proposals. The committee also judged Shepard’s proposals to be part of an ongoing pattern of unacceptable proposals, without even hearing from Shepard to determine whether such a judgment was well-founded or baseless.

37.    Only after it announced publicly the conclusions reached by the SAM special committee—absent input from Shepard—did SAM directly inform Shepard of those conclusions. On June 30, 2003, Moone—acting this time as CEO of SAM—advised Shepard by letter that:

[A]t a meeting of yesterday, State Auto’s Board of Directors considered your most recent communications and related materials and determined not to enter into discussions with you. The decision followed consideration of a report of its Special Committee, comprised entirely of outside directors, and endorsement by the Board of the Special Committee’s determination that: your proposals appear to follow a pattern of making impractical proposals with wide publication, aimed at pressuring pursuit of a transaction for short term gain; your proposals provide no additional resources or insurance business opportunities to the State Auto; and there appears to be no benefit for State Auto or its constituencies from engaging in discussions with you.”

A copy of that letter is attached hereto as Exhibit 12.

38.    In addition to their wholesale rejection of Shepard’s June 13, 2003 proposal, on the very same day that Moone sent his letter to Shepard (June 30, 2003), SAM and the Company sued Shepard in federal court, claiming that the various Schedule 13D filings made by Shepard were intentionally false and misleading. SAM issued a press release trumpeting “State Auto Sues Shepard Over ‘Intentional Misrepresentations’,” which was widely reported in various news media. A copy of that press release is attached hereto as Exhibit 13. In view of the stated refusal of SAM and the Company to meet with Shepard in an effort to give his various proposals any deference or consideration, and the provisions of Ohio law that require shareholder approval of any “control share acquisition” of the type contemplated in Shepard’s various proposals, it is clear that SAM’s and the Company’s lawsuit against Shepard was intended primarily to prejudice the Company’s stockholders and SAM policyholders (the true owners of SAM, a mutual company) against any future transaction proposed by Shepard. SAM and the Company have also used that lawsuit as a shield from behind which they can make public statements attacking Shepard (by couching those statements as reports on their allegations in the lawsuit) without incurring liability for defamation.

39.    In an effort to reduce the matters in controversy and to combat SAM’s and the Company’s implications that Shepard was attempting to hide information concerning certain of his past business activities, on July 17, 2003, Shepard filed an amendment to his Schedule 13 filing that made additional disclosures, even though, in Shepard’s view, those disclosures were not mandatory or required.

40.    Nevertheless, as part of its ongoing propaganda effort to demonize Shepard in the eyes of both the Company’s other minority stockholders and SAM’s policyholders, on July 21, 2003, SAM issued a press release incorporating a statement made by Moone, as SAM President and CEO. A copy of that press release is attached hereto as Exhibit 14. That press release stated that “State Auto’s lawsuit filed June 30 has compelled Shepard to finally make additional public disclosure of important facts concerning his past business dealings. The disclosures are a victory for State Auto and its constituencies, for the investing public which is entitled to have full information on Shepard, and for the media.” However, Moone went on to claim that “[t]oday’s filing by Shepard still fails to disclose the no-value added, debt-laden nature of the various schemes he has proposed for State Auto....” A headline in the July 21, 2003 edition of Columbus Business First aptly characterized this release as a statement that “State Auto not satisfied with suitor’s disclosure.” A copy of that article is attached hereto as Exhibit 15. Thus, despite its rejection of Shepard’s prior proposal by its refusal to meet with Shepard, and despite Shepard’s disclosure of additional facts that he was not obligated to disclose, SAM still insisted on criticizing Shepard’s compliance with the federal securities laws in order to poison the Company’s stockholders and SAM’s policyholders against Shepard. Moreover, SAM’s July 21, 2003 press release was false and misleading in that it: (a) the characterization of Shepard’s proposal as a “no-value-added” transaction was false insofar as it would have, if implemented, provided the Company’s stockholders with the opportunity to sell their shares for $30 per share, an incredible premium over the prevailing market price of that stock. Moreover, Moone’s persistent reference to Shepard’s proposal as debt-laden, without revelation that Shepard had most recently proposed a transaction involving a tender offer by Shepard that would not involve incurrence of debt by SAM, was false or misleading.

41.    In short, threatened by Shepard’s desire to enhance the value of the Company’s publicly-traded stock through several proposed forms of transactions that would give Shepard control over SAM and the Company, and seeking to negate the threat that the Company’s minority stockholders would respond favorably to a tender offer by Shepard that would provide them with a significant premium for their Company stock, SAM and the Company have engaged in an extensive campaign of hostile and inflammatory publicity directed against Shepard. They have:

•	alleged, without legitimacy, that Shepard mismanaged a health insurance company into financial ruin and left thousands of policyholders “stranded without coverage,” even though state guaranty funds covered various claims on policies written by that company, and even though its policies were ceded to other insurers that were participants in those funds;

•	berated Shepard’s prior proposals as “schemes” that were impractical, even though they refused to enter into a dialogue with Shepard about them and rebuffed his repeated invitations to engage in negotiations with him; and

•	chosen to waste assets of the Company and SAM by pursuing litigation against Shepard in which they seek to preclude him from making future proposals that would enhance the value of the Company’s shares, on the basis of alleged deficiencies in Schedule 13D filings that pertain to prior proposals where SAM, the Company and their affiliates have clashed with Shepard.

The Company’s Concealment Of Its Incurrence Of $15 Million In Debt

42.    On May 22, 2003, STFC Capital Trust I, the Company’s Delaware business trust subsidiary, issued $15,000,000 liquidation amount of its capital securities to a third party. In connection with the issuance by STFC Capital Trust I of those capital securities and the related purchase by the Company of all of the common securities of STFC Capital Trust I, the Company issued $15,464,000 aggregate principal amount of Floating Rate Junior Subordinated Debt Securities due 2033 (the “subordinated debentures”) to STFC Capital Trust I. The sole assets of STFC Capital Trust I are the subordinated debentures and any interest accrued thereon. Interest on the capital securities issued by STFC Capital Trust I to a third party is payable quarterly at a rate equal to the three-month “LIBOR” (the London inter-bank offered rate) plus 4.20%, adjusted quarterly, subject to a limitation that the interest rate may not exceed 12.5% per annum prior to May 2008. The interest rate and interest payment dates on the subordinated debentures are the same as the interest rate and interest payment dates on the capital securities.

43.    The obligations under the subordinated debentures and related agreements, taken together, constitute a full and unconditional guarantee of payments due on STFC Capital Trust I’s capital securities.

44.    Although the Company has the right, at any time, to defer payments of interest on the subordinated debentures for up to 20 consecutive quarterly payment periods (and as a result, distributions STFC Capital Trust I’s capital securities would also be deferred, during any period of such deferments, the Company would be precluded from declaring or paying any dividends on any of its capital stock, from making any principal or interest payments on debt securities, and from making any guarantees that rank in all respects equally with or subordinated to STFC Capital Trust I’s capital securities. Thus, if the Company were (in the future) to find it necessary to defer principal or interest payments on the subordinated debentures, dividend payments on the Company’s stock would have to be suspended.

45.    Despite the far-reaching implications created by the Company’s issuance of more than $15 million in debt securities, the Company (through its directors) concealed the Company’s incurrence of debt for nearly three months, from May 22, 2003 to August 12, 2003. While the Company was making Form 8-K filings castigating Shepard’s proposals as debt-laden transactions, the Company failed to make a Form 8-K filing regarding its own incurring of $15 million in debt through the issuance of the subordinated debentures. Only when the Company filed, on August 12, 2003, its quarterly report for the Second Quarter of 2003 (ended on June 30, 2003) did the Company finally disclose that it had effectively borrowed $15 million. Even then, the Company buried any reference to this transaction in a footnote to its financial statements.

The Tender Offer

46.    On August 20, 2003, Purchaser publicly announced its intention to commence the Tender Offer for 8 million of the outstanding shares of the Company’s common stock not currently owned by SAM. The offer price is $32.00 per common share, net to the seller in cash, subject to certain conditions and regulatory approvals. The Tender Offer is conditioned on Purchaser’s receipt of the necessary financing. The price offered represents a 68% premium over the $19.10 market price of the Company’s common shares on May 28, 2003, the day before Shepard made his first negotiation proposal directly to the Company, and an astonishing 144% premium over the $13.13 per share price of those shares on December 11, 2002, the day before Shepard filed his Schedule 13D with the SEC. The terms of the Tender Offer are more fully set forth in a Schedule TO that is being filed with the SEC. The contents of that Schedule TO are incorporated herein by reference, and a copy will be provided to the Court.

47. Purchaser’s Tender Offer is a bona fide, non-coercive offer that provides the Company’s shareholderswith the opportunity to realize a substantial premium for their shares of common stock over the market price prior to the announcement of the Tender Offer.

48.    Purchaser’s acquisition of the Company’s shares pursuant to the Tender Offer and the terms offered would provide a substantial benefit to all of the Company’s constituencies, including its shareholders, its employees and the policyholders of the Company’s subsidiaries. Additionally, Purchaser’s acquisition of shares pursuant to the Tender Offer does not pose any threat to the Company’s or its subsidiaries’ corporate policies or their effectiveness.

49.    Purchaser plans to continue and expand the Company’s business, and to increase the number of the Company’s employees in Ohio.

50.    The Tender Offer, however, is expressly conditioned on Shepard’s obtaining control of SAM and the Company. As such, it represents a clear threat to the entrenched management and directors of both SAM and the Company, all of whom seek to frustrate the completion of the Tender Offer in order to perpetuate their control of the Company, and several of whom have already arranged for various forms of excessive compensation and “golden parachutes” in furtherance of their personal interests instead of the interests of the Company’s minority shareholders. For example, defendant Moone, the President, CEO and Chairman of both the Company and SAM, recently received a new employment agreement from the Company under which he will receive six months’ salary and other compensation even if he is terminated for cause.

51.    Purchaser’s acquisition of the shares as proposed in the Tender Offer cannot be consummated unless the Company’s shareholders have a full and fair opportunity to consider the Tender Offer Materials so that they can decide for themselves whether to sell their shares. Moreover, consummation of the transactions contemplated by the Tender Offer would require approval of a merger of Purchaser into SAM, a transaction that would require an affirmative vote of SAM’s Board of Directors.

52.    Humke’s opposition to Shepard in connection with the Meridian acquisition, as well as the Company’s aggressive resistance to Shepard’s prior proposals, is prologue to likely efforts by the Company to interfere with the Tender Offer, thereby depriving the Company’s minority shareholders of the opportunity to consider the benefits of the Tender Offer.

COUNT I

Breach Of Fiduciary Duty By The Company’s Directors

53.    Plaintiffs repeat, reallege and incorporate by reference ¶¶1 through 52, inclusive, above, as this ¶53 of Count I, as completely though set forth in full herein.

54.    Under Ohio law, directors of a corporation have fiduciary duties and obligations to the corporation and its shareholders, including the duty to act with the highest degree of good faith and in the best interests of the shareholders at all times; and the duty not to act in their own self-interest at the expense of the shareholders.

55.    Under Ohio law, the Company Directors also have a fiduciary duty to avoid taking actions that favor the interest of majority shareholder SAM at the expense of the Company’s minority shareholders; and under Ohio Revised Code § 1701.831, the Company is required to call a stockholders’ meeting within ten (10) days after receipt of an acquiring person statement (which was delivered on August 20, 2003).

56.    The price offered by Purchaser in the Tender Offer represents a substantial premium over the market price of the Company’s common shares, and is indisputably fair to the Company’s shareholders from a financial perspective.

57.    On information and belief, the Company Directors are attempting to frustrate and impede Purchaser’s acquisition of shares by interfering with Purchaser’s presentation of the Tender Offer and the shareholders’ opportunity to decide for themselves whether they wish to sell their shares at the premium provided for under the Tender Offer. In addition, there are operational, economic and corporate governance conflicts of interest that exist between the Company Directors and the SAM Directors that greatly impair the ability of the Company Directors to be fair, impartial and to do what is in the best interests of the Company’s stockholders, which is their fiduciary duty.

58.    The concerted actions of the Company Directors in prejudging Shepard’s prior proposals to enhance shareholder value, in refusing to give them due consideration, in failing to engage in substantive negotiations with Shepard, in failing to fully investigate those proposals, and in apparently deferring to the recommendations against Shepard’s proposals by a “Special Committee” of SAM Directors, all constitute breaches by the Company Directors of their fiduciary duties to the Company and its minority shareholders. Those breaches of fiduciary duties have been for the purpose, and have had the effect of: (a) entrenching the Company’s existing management and directors, and (b) perpetuating their control over the Company to the detriment of the plaintiffs and the Company’s minority shareholders.

59.    The deliberate concealment of the fact that the Company had incurred an additional $15 million in debt while it was simultaneously castigating Shepard’s proposals as debt laden transactions creates a substantial probability that the Company will issue false, misleading and deceptive statements to Company stockholder’s concerning the tender offer.

60.    The breaches of fiduciary duty previously committed by the Company Directors have caused, and are likely to cause, ongoing, continuous irreparable harm to plaintiffs and the Company’s minority stockholders by interfering with the consummation of the Tender Offer. Unless they are restrained and enjoined from doing so by this Court, the past responses by the Company directors to Shepard’s proposals for negotiated transactions strongly suggests that the Company’s directors will fail to give fair and unbiased consideration to the Tender Offer, and will wage a public relations campaign to “poison the well” against acceptance of the Tender Offer by the Company’s minority stockholders. They can also be expected to attempt to delay the shareholders meeting required under Ohio Revised Code §1701.831.

61.    In addition, the past conduct of the Company directors creates an overwhelming probability that they will oppose any transaction that is necessary to satisfy the condition of the Tender Offer that Shepard’s nominees constitute a majority of the Company’s and SAM’s Boards. Accordingly, any consideration by the Company’s Board of transactions attendant to the consummation of that condition to the Tender Offer must necessarily be based on input received by objective, independent and disinterested advisors who have no prior relationship with the Company.

62.    In the absence of injunctive relief, plaintiffs will suffer irreparable harm. Plaintiff’s remedies at law inadequate, and the losses and harm plaintiffs’ will incur in the absence of injunctive relief are not full compensable in money damages. The current circumstances surrounding and supporting the Tender Offer may never recur and the substantial benefits of the Tender Offer may be lost forever.

COUNT II

Breach Of Fiduciary Duty By SAM And The SAM Directors

63.    Plaintiffs repeat, reallege and incorporate by reference ¶¶1 though 62, inclusive, above, as this ¶63 of Count II as completely as though set forth in full herein.

64.    Under Ohio law, SAM, as the Company’s controlling shareholder, has a fiduciary duty to act in good faith and with due regard for the interests of the Company’s minority shareholders, and to avoid actions that further its own self-interest at the expense of those minority shareholders. Consequently, the SAM Directors have a fiduciary duty to ensure that SAM fulfills its fiduciary duty owed to the Company’s minority shareholders and to refrain from oppression of those minority shareholders.

65.    The concerted actions of the SAM Directors in prejudging Shepard’s prior proposals to enhance shareholder value of the Company’s shares, in directing the Company’s directors to refuse to negotiate with Shepard and to not give those proposals due consideration, and in failing to fully investigate those proposals, all constitute breaches by the SAM Directors of SAM’s fiduciary duties for the purpose of entrenching SAM’s and the Company’s existing management and directors, and of perpetuating their control over SAM and the Company to the detriment of the plaintiffs and the Company’s minority shareholders.

66.    The price offered by Purchaser in the Tender Offer represents a substantial premium over the market price of the Company’s common shares, and is indisputably fair to the Company’s shareholders from a financial perspective. Moreover, the share acquisition and contemplated merger would be especially advantageous to SAM, as SAM’s ownership of the Company would increase from 66.9% of the outstanding shares to 84.7% of the outstanding shares; and that additional ownership interest should increase its policyholder surplus by over $350 Million based on the value of its new shares.

67.    Notwithstanding those substantial advantages to SAM, the past actions of SAM and the SAM Directors in response to Shepard’s prior proposals to enhance shareholder value make it virtually certain that SAM will attempt to frustrate and impede Purchaser’s acquisition of the Company’s minority shares by interfering with Purchaser’s presentation of the Tender Offer and the Company’s minority shareholders’ opportunity to decide for themselves whether they wish to sell their shares at the premium provided for under the Tender Offer. In addition, there are innumerable operational, economic and corporate governance conflicts of interest that exist between the Company Directors and the SAM Directors that greatly impair the ability of the SAM directors to be fair, impartial and to do what is in the best interests of SAM’s policyholders, which is their fiduciary duty.

68.    The breaches of fiduciary duty previously committed by SAM and the SAM Directors have caused, and are likely to cause, ongoing, continuous irreparable harm to plaintiffs and the Company’s minority stockholders by interfering with the consummation of the Tender Offer. Unless they are restrained and enjoined from doing so by this Court, the past responses by SAM and the SAM Directors to Shepard’s proposals for negotiated transactions strongly suggests that SAM and the SAM Directors will not give fair and unbiased consideration to the Tender Offer, and will wage a public relations campaign to “poison the well” against acceptance of the Tender Offer by the Company’s minority stockholders. They can also be expected to attempt to delay the shareholders meeting required under Ohio Revised Code §1701.831.

69.    In addition, the past conduct of SAM and the SAM Directors creates an overwhelming probability that they will oppose any transaction that is necessary to satisfy the condition of the Tender Offer that Shepard’s nominees constitute a majority of the Company’s and SAM’s Boards. Accordingly, any consideration by the SAM Directors of transactions attendant to the consummation of that condition to the Tender Offer must necessarily be based on input received by objective, independent and disinterested advisors who have no prior relationship with SAM.

70.    In the absence of injunctive relief, plaintiffs will suffer irreparable harm. Plaintiff’s remedies at law inadequate, and the losses and harm plaintiffs’ will incur in the absence of injunctive relief are not full compensable in money damages. The current circumstances surrounding and supporting the Tender Offer may never recur and the substantial benefits of the Tender Offer may be lost forever.

COUNT III

Civil Conspiracy Against All Individual Defendants

71.    Plaintiffs repeat, reallege and incorporate by reference ¶¶1 through 70, inclusive, as this ¶71 of Count III, as completely as though set forth in full herein.

72.    On information and belief, the Company Directors and the SAM Directors agreed and conspired to participate in an unlawful act, or a lawful act by unlawful means. Additionally, they committed several overt acts in furtherance of their scheme, all to the detriment of plaintiffs.

73.    The individual defendants’ conduct was deliberate and malicious, and engaged in for the purpose of disparaging Shepard and lowering him in the esteem of the Company’s other minority stockholders and in the eyes of SAM’s policyholders. The conduct of the SAM Directors and the Company Directors was undertaken in order to entrench themselves and the existing management of SAM and the Company.

74. Plaintiffs have suffered or will suffer economic damages from the individual defendants’ wrongful conduct.

WHEREFORE, plaintiffs respectfully request that this Court:

A.    Enter a declaratory judgment that SAM, the SAM Directors and the Company Directors have violated their respective fiduciary duties to plaintiffs and the Company’s minority stockholders, and are likely to engage in further breaches of fiduciary duties in the absence of the entry of an injunction;

B.    Enter a preliminary and permanent injunction, without bond, enjoining and retraining the Company and the Company directors, their employees, servants, agents, or any other person acting in concert with any of them;

(1)    From impeding, thwarting, frustrating or interfering with the Tender Offer, including but not limited to the making of inflammatory, derogatory, false or misleading statements, or otherwise commenting on, the Tender Offer or plaintiffs (except to the extent required by SEC Rule 14e-9);

(2)    From giving consideration to the Tender Offer and any transaction related thereto (including but not limited to any election of directors or any form of merger or combination) except after engaging the services of financial advisors and legal counsel who have no prior history with the Company that might prevent them from furnishing the Company Directors and the Company’s shareholders with truly independent analyses and evaluation of the Tender Offer or any transaction attendant thereto; and

(3)    From adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Tender Offer, or any transaction attendant thereto, in a manner inconsistent with the Company directors’ fiduciary duties;

(4)    From using corporate funds for the purpose of opposing the Tender Offer;

C.    Enter a preliminary and permanent injunction, without bond, enjoining and retraining SAM and the SAM Directors, their employees, servants, agents, or any other person acting in concert with any of them;

(1)    From impeding, thwarting, frustrating or interfering with the Tender Offer, including but not limited to the making of inflammatory, derogatory, false or misleading statements, or otherwise commenting on, the Tender Offer or plaintiffs;

(2)    From giving consideration to the Tender Offer and any transaction related thereto (including but not limited to any election of directors or any form of merger or combination) except after engaging the services of financial advisors and legal counsel who have no prior history with SAM that might prevent them from furnishing the SAM and the SAM policyholders with truly independent analyses and evaluation of the Tender Offer or any transaction attendant thereto; and

(3)    From adopting any further measure that has the effect of improperly impeding, thwarting, frustrating or interfering with the Tender Offer, or any transaction attendant thereto, in a manner inconsistent with SAM’s or the SAM directors’ fiduciary duties;

(4)    From using corporate funds for the purpose of opposing the Tender Offer;

D.    Enter judgment in favor of plaintiffs and against SAM, the SAM Directors and the Company Directors (jointly and severally) in an amount to be determined by the evidence;

E.    Award plaintiffs all costs and expenses incurred in connection with this action, including their reasonable attorneys’ fees; and

F.    Grant plaintiffs such other and further relief as the Court may deem just and equitable, including, without limitation, ordering the Company to call a stockholders’ meeting in accordance with Ohio Revised Code § 1701.831.

DEMAND FOR JURY TRIAL

Plaintiffs demand a trial by jury on any and all claims and/or issues for which adjudication by jury may be appropriate.

STATE AUTO FINANCIAL ACQUISITION CORP. and GREGORY M. SHEPARD

By:	/s/ STEPHEN E. CHAPPELEAR

One of their attorneys

Stephen E. Chappelear

HAHN, LOESER & PARKS, L.L.P.

1050 Fifth Third Center

21 East State Street

Columbus, Ohio 43215-4224

Tel:    (614) 221-0240

Fax:    (614) 221-5909

Trial attorney for plaintiffs State Auto Financial

Acquisition Corp. and Gregory M. Shepard

Of counsel:

Robert J. Trizna

L. Andrew Brehm

SCHUYLER, ROCHE & ZWIRNER, P.C.

Suite 3800, One Prudential Plaza

130 East Randolph Street

Chicago, Illinois 60601

Tel:    (312) 565-2400

Fax:    (312) 565-8300